Exhibit 99.6

NICE CXone Delivers Transformative Customer Service, Driving Record Customer Satisfaction Scores

CXone sees largest increase in customer satisfaction with record customer growth, expanded international adoption

Hoboken, N.J., May 12, 2021 – NICE CXone (Nasdaq: NICE) today announced its largest increase in customer satisfaction as its digital-first cloud contact center platform, CXone, experiences accelerated demand with hundreds of new capabilities added, a record number of new customers, and tripled adoption internationally, driving more than 19 points Net Promoter Score (NPS) improvement.

“We are in the business of helping organizations foster customer loyalty and brand advocacy,” said Paul Jarman, NICE CXone CEO. “That makes it even more rewarding when we see an increase in our own customer approval. I attribute our continued success and increased momentum to the unique support we provided at the start of the COVID-19 pandemic, the acceleration of digital-first consumer preferences and the evolving nature of customer journeys that CXone so precisely supports.”

CXone revolutionized the concept of virtual contact centers with its unified, cloud native platform, which became even more critical for organizations last year. As the pandemic unfolded, CXone established itself as the spine of the home-based model for contact centers in part by launching CXone@home, a free version made available to organizations that did not have a cloud platform to enable remote work, helping those still using on-premises infrastructure transition their workforce to work-from-home in 48 hours or less.

The company’s mission to improve the customer and agent experience did not stop at cloud migration during the pandemic. CXone rolled out several integrations with Microsoft Teams, Zoom Video Communications and RingCentral in the past year to simplify remote employee collaboration. Today, NICE CXone enables more than 620,000 agents to be ready to work from anywhere, empowering companies big and small to keep vital business functions not only running smoothly during times of crisis but also thriving long term.

NICE CXone has assisted a number of brands in improving customer experiences. A global electronics manufacturer that embraced CXone reduced costs by 20 percent, boosted its NPS by 20 percent and increased CSAT by nine percent. A software company improved its NPS by 85 percent after moving to CXone, and a non-profit organization reduced its contact center technology costs by 75 percent after implementing CXone. Another customer that leveraged CXone to proactively shift to working from home achieved stunning results, including a better average speed of answer by 66 percent, increased forecast accuracy by 88 percent and boosted agent retention by 55 percent.

“By giving our customers the tools they needed to weather storms with agility and built-in adaptability during the pandemic, many discovered CXone provides the foundation to achieve their own improvements in CSAT,” Jarman said. “By leveraging technological innovations available through CXone like chatbots and artificial intelligence (AI), these customers are becoming more digitally fluent, delivering more engaging customer experiences and winning stronger brand loyalty.”

CXone is leading a new era of cloud-based, digitally fluent customer experiences. At its core and embedded across the entire platform, is NICE Enlighten AI, a sophisticated AI “brain,” designed uniquely for the world of CX. Based on an open, cloud native platform, CXone provides reliability, flexibility and scalability for organizations of any size. Advanced smart routing with a true hyper-personalized approach connects customers with the most suitable resource available, and native digital fluency provides flawless connections, from self-help to human-assisted channels and back as part of a seamless journey. An advanced agile workforce engagement suite rounds out the CXone offering, with the deepest next-gen functionality.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.